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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                             NORTH BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  657467-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Richard Marks
                                500 Skokie Blvd.
                                   Suite 310
                           Northbrook, Illinois 60062
                                 (847) 559-1002
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 18, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 657467-10-6                                              Page 2 of 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

     Northbrook Investments, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

     Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                     0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                     111,171
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                     0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                     111,171
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     111,171
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                              Page 3 of 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

     David Hokin
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                     0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                     111,171
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                     0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                     111,171
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     111,171
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                              Page 4 of 10
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

     Rob Rubin
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                     0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                     111,171
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                     0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                     111,171
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     111,171
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 5 of 10

ITEM 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of North Bancshares, Inc. (the "Issuer") whose principal executive offices are 100 W. North Ave., Chicago, Illinois 60610. This statement amends the Schedule 13G filed on November 24, 2003, which related solely to the purchase of shares of Common Stock by Northbrook Investments, LLC ("Northbrook").

ITEM 2. Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:                               Northbrook Investments, LLC
State of Organization:              Illinois
Principal business:                 General investing activities
Address:                            500 Skokie Blvd., Suite 310
                                    Northbrook, Illinois 60062
Manager:                            David Hokin (see below)

Name:                               David Hokin
Business address:                   500 Skokie Blvd., Suite 310
                                    Northbrook, Illinois 60062
Principal Occupation:               Private Investor
Principal business:                 General investing activities
Address of employer:                500 Skokie Blvd., Suite 310
                                    Northbrook, Illinois 60062
Citizenship:                        United States

Name:                               Rob Rubin
Business address:                   500 Skokie Blvd., Suite 310
                                    Northbrook, Illinois 60062
Principal Occupation:               Managing Director of DH2, Inc.
Employer:                           DH2, Inc.
Employer principal business:        General investing activities
Address of employer:                500 Skokie Blvd., Suite 310
                                    Northbrook, Illinois 60062
Citizenship:                        United States

CUSIP No. 657467-10-6                                               Page 6 of 10


During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 111,171 shares (the "Shares") of Common Stock beneficially owned by Northbrook is approximately $1,501,493. The source of funds used to purchase the Shares was the working capital of Northbrook.

ITEM 4. Purpose of Transaction

On November 24, 2003, Northbrook reported its ownership of the Shares on form 13G and reported that it had purchased the Shares for general investment purposes. On or about March 12, 2004, Northbrook learned that the Issuer had retained Keefe, Bruyette & Woods, Inc. ("KBW") as its exclusive financial advisor in connection with the possible sale of the Issuer. After a review of market conditions and other investment considerations, Northbrook decided on March 18, 2004 that it was interested in acquiring the Issuer. On March 19, 2004 Northbrook executed a Confidentiality and Non-Disclosure Agreement with the Issuer and communicated in a non-binding letter from its counsel, the parameters upon which it would be interested in discussing a transaction. On March 24, 2004 Northbrook orally communicated to KBW an offer to purchase the Issuer and its subsidiaries subject to KBW agreeing to work promptly toward an agreement. Northbrook's proposal is subject to Northbrook's satisfactory due diligence review, execution of a definitive agreement and the receipt of certain governmental and third party consents and approvals. Northbrook may, in the future, take further action that it deems appropriate in connection with its proposal or otherwise, which may relate to or result in one or more of the following:

         (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) a change in the present board of directors or management of the Issuer;

         (e) other material changes in the present capitalization or dividend policy of the Issuer;

         (f) other material changes in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 657467-10-6                                               Page 7 of 10


         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) others actions similar to one or more of those enumerated above. Except as set forth above, as of the filing date, Northbrook has no plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

ITEM 5.  Interest in Securities of the Issuer

         (a) Northbrook beneficially owns 111,171 Shares which represent 9.7% of the 1,143,881 shares of Common Stock outstanding (as reflected in the Issuer's Form 10-QSB filed on August 13, 2003). David Hokin, in his capacity as Manager of Northbrook, may be deemed to have beneficial ownership of the Shares. Rob Rubin, in his capacity assisting Mr. Hokin in the management of Northbrook, may be deemed to have beneficial ownership of the Shares. Each of Mr. Hokin and Mr. Rubin disclaim beneficial ownership of the Shares.

         (b) Northbrook, as owner of the Shares, has shared power to vote and to dispose of the Shares. Mr. Hokin, in his capacity as Manager of Northbrook, may be deemed to have shared power to vote and to dispose of the Shares. Mr. Rubin, in his capacity assisting Mr. Hokin in the management of Northbrook, may be deemed to have shared power to vote and to dispose of the Shares. The information disclosed in Item 2 of this Schedule 13D is incorporated by reference herein.

         (c) Northbrook acquired 110,471 shares of Common Stock in a private transaction from Emerald Investments Limited Partnership and Sterlingworth, LLC on or about November 25, 2003. The purchase price per share was $13.48 and the aggregate purchase price was $1,489,569.03. Northbrook acquired an additional 700 shares in open market transaction as more specifically described on Exhibit
               (1) attached hereto. Other than as described herein or on Exhibit
               (1), there have been no transactions in the Common Stock effected by any persons named in paragraph (a) of this Item 5.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement attached as Exhibit (2) to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between

CUSIP No. 657467-10-6                                               Page 8 of 10



such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7. Material to Be Filed as Exhibits

         (1)   List of additional transactions in the Common Stock.

         (2) Written agreement relating to the filing of joint acquisition statements as required by ss.240.13d-1(k).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Northbrook Investments, LLC

                                                    Date:
By: /s/ David Hokin                                 March 24, 2004
    --------------------------------
        David Hokin, Manager


/s/  David Hokin                                    Date:
------------------------------------                March 24, 2004
David Hokin


/s/  Rob Rubin                                      Date:
------------------------------------                March 24, 2004
Rob Rubin

CUSIP No. 657467-10-6                                               Page 9 of 10



                Exhibit (1) Required by Item 5(c) of Schedule 13D

    Additional transactions in the Common Stock. Unless otherwise noted, all transactions where effected as open market transactions:


                                                                     PRICE PER
            DATE           NUMBER OF SHARES          BUY/SELL        SHARE ($)
         ----------        ----------------          --------        ---------
         11/25/2003                400                 Buy            13.57
         11/26/2003                100                 Buy            13.21
         11/26/2003                100                 Buy            13.11
         11/26/2003                100                 Buy            13.11
         12/2/2003                 100                 Buy            13.16
         12/31/2003                100                 Sell           13.44

CUSIP No. 657467-10-6                                              Page 10 of 10



                 Exhibit (2) Required by Item 7 of Schedule 13D

                                    Agreement

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Richard Marks as his or its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated:   March 24, 2004

Northbrook Investments, LLC
By: /s/ David Hokin
   ---------------------------------
David Hokin, Manager



/s/  David Hokin
------------------------------------
David Hokin



/s/ Rob Rubin
------------------------------------
Rob Rubin